Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed the entire S-1 filing statement for PixarBio Corporation.

We have also analyzed the analytical sections and their conclusions as derived from the Audited Financial Statements of BMP Holdings Inc. We are in agreement as to their correctness as presented in this document. We hereby consent to the use in their Registration Statement pertaining to the registration of 82,531,743 shares of common stock of PixarBio Corporation our Audit Report of BMP Holdings, Inc. dated April 11, 2016 with respect to the financial statements of BMP Holdings, Inc. as of December 31, 2015 and 2014 and for years then ended.

/s/ Scrudato & Co., PA

Califon New Jersey

November 23, 2016